UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Full Year 2019 Financial Results

•	Net profit attributable to the Company for the full year 2019 was $62.1 million, compared with $41.6 million in 2018.

•	Further Adjusted EBITDA including unconsolidated affiliates[1] reached $821.6 million in 2019, representing an increase of 3.2% on a comparable basis[2] compared to 2018.

•	Cash available for distribution (“CAFD”) was $190.3 million in 2019, meeting annual guidance.

•	Quarterly dividend of $0.41 per share declared by the Board of Directors, representing an 11% increase compared with the same quarter of 2018.

•	2020 CAFD guidance established at >10% growth[3] vs 2019 CAFD.

•	Strong pipeline of potential equity investment opportunities.

February 27, 2020 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the full year ended December 31, 2019. Atlantica met its guidance again with respect to both Further Adjusted EBITDA including unconsolidated affiliates and CAFD.

Revenue for the full year of 2019 was $1,011.5 million, representing a 3.1% decrease compared with 2018. On a constant currency basis4, revenue for 2019 would have been $1,043.6 million, remaining stable year-over-year. Further Adjusted EBITDA including unconsolidated affiliates was $821.6 million for the full year of 2019, representing a 4.3% decrease year-over-year. In 2018, Further Adjusted EBITDA including unconsolidated affiliates was positively impacted by a one-time non-cash gain of $39.0 million. On a constant currency basis and excluding this one-time non-cash gain in 2018, Further Adjusted EBITDA including unconsolidated affiliates for 2019 would have increased 3.2% year-over-year.

1 Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 16).
2 Comparable to 2018 on a constant currency basis and adjusted for the one-time non-cash gain of $39 million. See footnote 4 below for further details.
3 Calculated on the basis of 2020 mid-point CAFD guidance and 2019 CAFD.
4 We calculate constant currency amounts by converting our current period local currency revenue and Further Adj. EBITDA including unconsolidated affiliates using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. Additionally, in the first nine months of 2018, Further Adjusted EBITDA incl. unconsolidated affiliates was positively impacted by a one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017. See 2019 Financial Statements on Form 20-F filed on February 27, 2020 for further information.

CAFD in the fourth quarter of 2019 increased by 28% year-over-year, driving CAFD generation in 2019 to $190.3 million. This represents an 11% increase compared with $171.5 million in the same period of 2018.

Highlights
	Year ended December 31,
(in thousands of U.S. dollars)	2019	2018
Revenue	$1,011,452	$1,043,822
Profit / (loss) for the period attributable to the Company	62,135	41,596
Further Adjusted EBITDA incl. unconsolidated affiliates	821,555	858,717
Net cash provided by operating activities	363,581	401,043
CAFD	190,275	171,546

Key Performance Indicators
	Year ended December 31,
	2019	2018
Renewable energy
MW in operation[5]	1,496	1,496
GWh produced[6]	3,236	3,058
Efficient natural gas
MW in operation[7]	343	300
GWh produced[8]	2,090	2,318
Electric Availability (%)[7]	95.0%	99.8%
Electric transmission lines
Miles in operation	1,166	1,152
Availability (%)[9]	100.0%	99.9%
Water
Mft[3] in operation[5]	10.5	10.5
Availability (%)[8]	101.2%	102.0%

Segment Results

(in thousands of U.S. dollars)	Year ended December 31,
	2019	2018
Revenue by geography
North America	$332,965	$357,177
South America	142,207	123,214
EMEA	536,280	563,431
Total revenue	$1,011,452	$1,043,822

Further Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$307,242	$308,748
South America	115,346	100,234
EMEA	398,968	449,735
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$821,556	$858,717

5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
6 Includes curtailment production in wind assets for which we receive compensation.
7 Includes 30% share of the investment in Monterrey since August 2, 2019.
8 Electric availability refers to operational MW over contracted MW. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract. GWh produced in 2019 also includes 30% production from Monterrey since August 2019.
9 Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Year ended December 31,
	2019	2018
Revenue by business sector
Renewable energy	$761,090	$793,557
Efficient natural gas	122,281	130,799
Electric transmission lines	103,453	95,998
Water	24,629	23,468
Total revenue	$1,011,452	$1,043,822

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$604,080	$664,428
Efficient natural gas	109,200	93,858
Electric transmission lines	85,658	78,461
Water	22,618	21,970
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$821,556	$858,717

During 2019, our renewable assets have continued to generate solid operating results:

•	Production in Spain increased year-over-year due to higher solar radiation in the first half of the year.

•	In South Africa, Kaxu continued to deliver strong performance which, coupled with higher solar radiation, resulted in a record yearly production.

•	These increases were partially offset by lower energy generation in the United States.

•	Production from Atlantica’s wind assets increased significantly as a result of the contribution of Melowind, which was acquired in December 2018.

Atlantica’s assets with revenue based on availability continue to deliver solid performance with high availability levels in ACT, transmission lines and water assets.

Liquidity and Debt

As of December 31, 2019, cash at the Atlantica corporate level was $66.0 million. In addition, availability under its Revolving Credit Facility was approximately $341 million, resulting in a total corporate liquidity of $407.0 million. As of December 31, 2018, cash at the Atlantica corporate level was $106.7 million and availability under its Revolving Credit Facility was approximately $105 million.

As of December 31, 2019, net project debt was $4,355.6 million, a reduction of approximately $200 million compared with $4,566.3 million as of December 31, 2018, while net corporate debt was $657.8 million, compared with $577.4 million as of December 31, 2018.  The net corporate debt / CAFD pre-corporate debt service ratio10 was 2.9 as of December 31, 2019.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica corporate level.

CAFD pre-corporate debt service is calculated as CAFD plus interest paid by Atlantica Yield plc.

Dividend

On February 26, 2019, the Board of Directors of Atlantica approved a dividend of $0.41 per share which represents an 11% increase with respect to the fourth quarter of 2018.  This dividend is expected to be paid on March 22, 2020 to shareholders of record as of March 12, 2020.

10 Net corporate leverage calculated as corporate net debt divided by Cash Available For Distribution for the year 2019 before corporate debt service.

2020 Guidance11 and Growth Outlook

Atlantica is initiating guidance for 2020. Excluding any impact from PG&E’s bankruptcy filing, Atlantica’s guidance for 2020 is as follows:

•	2020 expected Further Adjusted EBITDA in the range of $820 million to $870 million.

•	2020 expected CAFD guidance in the range of $200 million to $225 million.

Strategic and Growth Strategy Update

1.	Strong Identified Investment Pipeline Supporting Atlantica’s Accretive Growth Strategy

The Company’s accretive growth strategy is supported by significant potential equity investment opportunities identified in the short and mid-term in all regions and all sectors where it has presence. Given the record pipeline of identified opportunities, Atlantica continues to target potential equity growth investments of $200 - $300 million per annum.

2.	Option to acquire Solana’s tax equity investment

Atlantica announced that it signed an option to acquire, until April 30, 2020, its partner’s equity interest in Solana for approximately $300 million12. This potential equity investment is expected to deliver an estimated double-digit CAFD Yield13,14 from H2 2020, which should also help increase Atlantica’s CAFD generation in the U.S.

11 Reflects 2020 expectations including full contribution from the Mojave project, for which the off-taker is PG&E. PG&E filed for reorganization under Chapter 11 of the Bankruptcy Code on January 29, 2019, at this point we do not have the certainty that the current contract will be honored by PG&E due to its current situation. It also assumes the closing of the acquisition of Solana tax equity investor in 2020. See “Disclaimer – Forward Looking Statements” and guidance reconciliation on page 19.
12 Final price will depend on the asset production in the 2020-2024 period, since it includes earn-outs, including one based on the average annual net production of the asset for the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024.
13 For the purposes of this transaction, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investment over the first 5-year period divided by the expected acquisition price.
14 Double-digit CAFD yield estimation is subject to the asset achieving certain operating and financial parameters.

Additionally, Atlantica indicated that it expects to initially finance this potential acquisition with available liquidity, with the proceeds of a bridge financing currently under negotiation and a potential project debt refinancing in Spain.

The Solana solar plant is a 280 MW gross solar electric generation facility located in Arizona. The asset has a 30-year (24 years remaining), fixed-price PPA with an escalator factor with Arizona Public Service Company.

3.	Continued Financial Optimization: increasing CAFD from refinancings

Atlantica has recently priced a private placement of approximately $320 million15 Green Senior Secured Notes in Euros, to be fully subscribed by private institutional investors (the “New Green Notes”). Closing and funding are expected, subject to certain conditions, in early April 2020 and net proceeds are expected to be used to refinance16 the existing 2017 senior secured note facility (the “2017 NIFA”).The New Green Notes are expected to mature in June 2026 (6-year tenor) and bear a coupon of 1.96% per annum, payable on a quarterly basis.

Atlantica expects several improvements with this new financing, including:

•	A cost[17] improvement of approximately $10 million per annum expected from 2021;

•	Approximately 3-year average tenor extension compared with 2017 NIFA;

•	Green Bond aligned with 2018 Green Bond Principles (GBP), with a second-party opinion from Sustainalytics; and

•	A natural hedge for CAFD generated in Euros.

The Company also announced the refinancing of an existing project debt with approximately $1 million/year CAFD improvement.

15 EUR/USD exchange rate of 1.10 used to convert the EUR 290 million 2020 Green Private Placement.
16 The refinancing of the 2017 NIFA is subject to and conditioned upon successful completion of the issuance of the new Green Senior Secured Notes by Atlantica on terms and conditions acceptable to it. We cannot guarantee that the 2020 Green Private Placement will close as expected or at all.
17 Calculated as the difference between the annual cost of the €275 million 2017 NIFA, which is fully hedged with a swap that fixed the interest rate at 5.50%., and the expected annual cost of the new €290 Green Senior Secured Notes, which is expected to bear a cost of 1.96% upon successful completion of the issuance.

4.	Good Progress on our Environmental, Social and Governance

In February 2020, Sustainalytics updated its rating on Atlantica’s ESG factors. Atlantica was rated in the ESG Risk Rating assessment as the top company within both the renewable power production and the broader utility industry, and in the top 1% in the global rating universe, improving its score versus last year.

In addition, in January 2020, Atlantica was rated with a “B” rating by CDP, two notches above the Renewable power generation sector average.

Sustainalytics is a leading provider of sustainability assessments globally and rates more than 12,000 companies. CDP is a leading provider of environmental management and transparency and rates more than 8,400 companies.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Thursday, February 27, 2020, at 4:30 pm (New York time).

In order to access the conference call participants should dial: +1 631-510-7495 (US), +44 (0) 844-571-8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 8138188 for all phone numbers. A live webcast of the conference call will be available on Atlantica’s website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: payment of dividends; increase in dividends per share; optimization of value; guidance and outlook; expected amounts and payment timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; projected future CAFD yield; ESG initiative improvement; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.

For the purposes of the announced transactions, CAFD yield is the annual weighted average of CAFD expected to be generated by the investments over their first 5-year period from 2020, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this presentation are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

• they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• they do not reflect changes in, or cash requirements for, our working capital needs;

• they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

• some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

• the fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Further Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Further Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2019	2018	2019	2018
Revenue	$213,289	$206,897	$1,011,452	$1,043,822
Other operating income	20,074	20,343	93,774	132,557
Employee benefit expenses	(11,969)	663	(32,246)	(15,130)
Depreciation, amortization, and impairment charges	(75,866)	(118,898)	(310,755)	(362,697)
Other operating expenses	(61,194)	(85,657)	(261,776)	(310,642)
Operating profit	$84,334	$23,348	$500,449	$487,910
Financial income	1,268	(159)	4,121	36,444
Financial expense	(97,757)	(118,679)	(407,990)	(425,019)
Net exchange differences	(127)	565	2,674	1,597
Other financial income/(expense), net	(1,095)	2,904	(1,153)	(8,235)
Financial expense, net	$(97,711)	$(115,369)	$(402,348)	$(395,213)
Share of profit/(loss) of associates carried under the equity method	3,576	541	7,457	5,231
Profit/(loss) before income tax	$(9,801)	$(91,480)	$105,558	$97,928
Income tax	16,029	16,409	(30,950)	(42,659)
Profit/(loss) for the period	$6,228	$(75,071)	$74,608	$55,269
Loss/(profit) attributable to non-controlling interests	(4,925)	(3,845)	(12,473)	(13,673)
Profit/(loss) for the period attributable to the Company	$1,303	$(78,916)	$62,135	$41,596
Weighted average number of ordinary shares outstanding (thousands)	101,601	100,217	101,063	100,217
Basic and diluted earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$0.01	$(0.79)	$0.61	$0.42

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2019	As of December 31, 2018
Non-current assets
Contracted concessional assets	$8,161,129	$8,549,181
Investments carried under the equity method	139,925	53,419
Financial investments	91,587	52,670
Deferred tax assets	147,966	136,066
Total non-current assets	$8,540,607	$8,791,336
Current assets
Inventories	$20,268	$18,924
Clients and other receivables	317,568	236,395
Financial investments	218,577	240,834
Cash and cash equivalents	562,795	631,542
Total current assets	$1,119,208	$1,127,695
Total assets	$9,659,815	$9,919,031

Equity and liabilities
Share capital	$10,160	$10,022
Parent company reserves	1,900,800	2,029,940
Other reserves	73,797	95,011
Accumulated currency translation differences	(90,824)	(68,315)
Retained Earnings	(385,457)	(449,274)
Non-controlling interest	206,380	138,728
Total equity	$1,714,856	$1,756,112
Non-current liabilities
Long-term corporate debt	$695,085	$415,168
Long-term project debt	4,069,909	4,826,659
Grants and other liabilities	1,641,752	1,658,126
Related parties	17,115	33,675
Derivative liabilities	298,744	279,152
Deferred tax liabilities	248,996	211,000
Total non-current liabilities	$6,971,601	$7,423,780
Current liabilities
Short-term corporate debt	28,706	268,905
Short-term project debt	782,439	264,455
Trade payables and other current liabilities	128,062	192,033
Income and other tax payables	34,151	13,746
Total current liabilities	$973,358	$739,139
Total equity and liabilities	$9,659,815	$9,919,031

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2019	2018	2019	2018
Profit/(loss) for the period	6,228	(75,071)	74,608	55,269
Financial expense and non-monetary adjustments	149,062	202,826	701,837	697,655
Profit for the period adjusted by financial expense and non-monetary adjustments	$155.290	$127,755	$776,445	$752,924
Variations in working capital	18.699	78,676	(113,351)	(18,344)
Net interest and income tax paid	(131,845)	(143,721)	(299,514)	(333,537)
Net cash provided by/(used in) operating activities	$42,144	$62,710	$363,581	$401,043
Investment in contracted concessional assets	7,305	6,964	22,009	68,048
Other non-current assets/liabilities	38,677	5,838	2,703	(16,668)
(Acquisitions)/Sales of subsidiaries and other	(20,190)	(63,866)	(173,366)	(70,672)
Investments in entities under the equity method	3,498	-	30,443	4,432
Net cash provided by/(used in) investing activities	$29,290	$(51,064)	$(118,211)	$(14,860)

Net cash provided by/(used in) financing activities	$(161,628)	$(123,138)	$(310,182)	$(405,231)

Net increase/(decrease) in cash and cash equivalents	$(90,194)	$(111,492)	$(64,812)	$(19,048)
Cash and cash equivalents at beginning of the period	641,728	744,636	631,542	669,387
Translation differences in cash or cash equivalent	11,260	(1,602)	(3,935)	(18,797)
Cash & cash equivalents at end of the period	$562,795	$631,542	$562,795	$631,542

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	$1,303	$(78,916)	$62,135	$41,596
Profit attributable to non-controlling interest	4,925	3,845	12,473	13,673
Income tax	(16,029)	(16,409)	30,950	42,659
Share of loss/(profit) of associates carried under the equity method	(3,576)	(541)	(7,457)	(5,231)
Financial expense, net	97,711	115,369	402,348	395,213
Operating profit	$84,334	$23,348	$500,449	$487,910
Depreciation, amortization, and impairment charges	75,866	118,898	310,755	362,697
Further Adjusted EBITDA	$160,200	$142,246	$811,204	$850,607
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,229	2,024	10,351	8,110
Further Adjusted EBITDA including unconsolidated affiliates	$163,429	$144,270	$821,555	$858,717

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2019	2018	2019	2018
Net cash provided by operating activities	$42,145	$62,710	$363,581	$401,043
Net interest and income tax paid	131,845	143,721	299,514	333,537
Variations in working capital	(18,699)	(78,676)	113,351	18,344
Other non-cash adjustments and other	4,909	14,491	34,758	97,683
Further Adjusted EBITDA	$160,200	$142,246	$811,204	$850,607
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,229	2,024	10,351	8,110
Further Adjusted EBITDA including unconsolidated affiliates	$163,429	$144,270	$821,555	$858,717

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	$1,303	$(78,916)	$62,135	$41,596
Profit attributable to non-controlling interest	4,925	3,845	12,473	13,673
Income tax	(16,029)	(16,409)	30,950	42,659
Share of loss/(profit) of associates carried under the equity method	(3,576)	(541)	(7,457)	(5,231)
Financial expense, net	97,711	115,369	402,348	395,213
Operating profit	$84,334	$23,348	$500,449	$487,910
Depreciation, amortization, and impairment charges	75,866	118,898	310,755	362,697
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,229	2,024	10,351	8,110
Further Adjusted EBITDA including unconsolidated affiliates	$163,429	$144,270	$821,555	$858,717
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,229)	(2,024)	(10,351)	(8,110)
Dividends from equity method investments	3,498	-	30,443	4,432
Non-monetary items	(4,783)	(15,057)	(37,432)	(99,280)
Interest and income tax paid	(131,845)	(143,721)	(299,514)	(333,537)
Principal amortization of indebtedness	(123,568)	(127,947)	(254,794)	(229,647)
Deposits into/ withdrawals from restricted accounts	(1,692)	6,149	1,719	(30,837)
Change in non-restricted cash at project level	115,626	95,596	70,527	29,986
Dividends paid to non-controlling interests	(5,156)	-	(29,239)	(9,745)
Changes in other assets and liabilities	37,765	81,815	(102,639)	(10,433)
Cash Available For Distribution	$50,045	$39,081	$190,275	$171,546

Reconciliation of 2020 Guidance for Further Adjusted EBITDA including unconsolidated affiliates to CAFD

(in millions of U.S. dollars)	Guidance[18]
2020E

Further Adjusted EBITDA including unconsolidated affiliates	820 – 870
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(12)
Dividends from unconsolidated affiliates	0 – 10
Non-monetary items	(13) – (20)
Interest and income tax paid	(325) – (350)
Principal amortization of indebtedness	(270) – (285)
Changes in other assets and liabilities and change in available cash at project level	0 – 12
Cash Available For Distribution	200 - 225

About Atlantica

Atlantica Yield plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

18 The forward-looking measures of 2020 Further Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of  loss/(profit) of associates carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.